Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LV Peninsula Holding LLC	Texas
JDI Cumberland Inlet, LLC (1)	Georgia
Norman Berry II Owners, LLC (2)	Georgia

(1)	10% owned by Safe and Green Development Corporation
(2)	50% owned by Safe and Green Development Corporation